AMENDMENT TO SERVICE AGREEMENT


The Participation Agreement dated December 1, 1999 by and among, Preferred Life Insurance Company of New York, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. is hereby amended by deleting the existing Schedule B and inserting in lieu thereof the following:

                                   SCHEDULE B
               (1st revised edition - effective February 1, 2000)


SEPARATE ACCOUNTS

o    Preferred Life Insurance Company of New York
     Variable Account C


PRODUCTS

o    USAllianz Advantage


IN WITNESS WHEREOF, the parties have caused their duly authorized officer's to execute this amendment to the participation agreement as of February 1, 2000.

OPPENHEIMERFUNDS, INC.
By: /s/  MICHEAL KEOGH
Name:    MICHEAL KEOGH
Title:   VICE PRESIDENT

PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
By: /s/ MICHAEL T. WESTERMEYER
Name:   MICHAEL T. WESTERMEYER
Title:  SECRETARY